Exhibit (a)(15)

FILED PSL

2010 JUL 16 PM 1:49

BY	DEPUTY
HENN CO. DISTRICT
COURT ADMINISTRATOR

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

CASE TYPE: OTHER CIVIL

MICHAEL PARTANSKY, Individually and on behalf of all others similarly situated,	Court File No.

Plaintiff,	CLASS ACTION COMPLAINT
vs.

ADC TELECOMMUNICATIONS, INC.,	JURY TRIAL DEMANDED
ROBERT E. SWITZ, WILLIAM R. SPIVEY, JOHN J. BOYLE III, MICKEY P. FORET, LOIS M. MARTIN, KRISH A. PRABHU, JOHN E. REHFELD, DAVID A. ROBERTS, LARRY W. WANGBERG, and JOHN D. WUNSCH,

Defendants.

Plaintiff, Michael Partansky, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

INTRODUCTION

1.             Plaintiff brings this action on behalf of the public stockholders ADC Telecommunications, Inc. (“ADC” or the “Company”) against Defendants, ADC and its Board of Directors (the “Board”) seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out of their attempt to sell the Company to Tyco Electronics, Ltd (“Tyco”). Under the terms of the merger agreement, Tyco will pay ADC shareholders $12.75 in cash for each share of ADC common stock owned in a transaction valued at approximately $1.25 billion.

JURISDICTION AND VENUE

2.             This court has jurisdiction over this action as Defendant ADC is incorporated in the State of Minnesota and maintains its headquarters in the State.

3.             Venue is proper in this District because many of the acts and practices complained of herein occurred in substantial part in this District. In addition, ADC maintains its headquarters in this District.

PARTIES

4.             Plaintiff, Michael Partansky, is a resident of California. Mr. Partansky is and has been at all relevant times the owner of 5,000 shares of ADC common stock.

5.             Defendant ADC is a Minnesota corporation headquartered at 13625 Technology Drive, Eden Prairie, Minnesota 55344. ADC provides broadband communications network infrastructure products and related services worldwide. Its products enable the delivery of high-speed Internet, data, video, and voice communications over wireline, wireless, cable, enterprise, and broadcast networks. The Company also offers professional services consisting of systems integration services for broadband, multiservice communications over wireline, wireless, cable, and enterprise networks. It serves local telephone companies, long-distance carriers, wireless service providers, cable television operators and broadcasters; business customers and governmental agencies; and communications equipment vendors. ADC sells its products through sales personnel, value-added resellers, distributors, manufacturers, representatives, independent sales representatives, and public and private network providers. The Company was formerly known as Magnetic Controls Company and changed its name to ADC Telecommunications, Inc. in 1985.

6.             Defendant Robert E. Switz (“Switz”) has served Chairman of the Board of Directors since August 2008 and President and Chief Executive Officer for ADC since August 2003.

7.             Defendant William R. Spivey (“Spivey”) has served as a director of ADC since September 2004.

8.             Defendant John J. Boyle, III (“Boyle”) has served as a director of ADC since November 1999.

9.             Defendant Mickey P. Foret (“Foret”) has served as a director of ADC since February 2003.

10.           Defendant Lois M. Martin (“Martin”) has served as a director of ADC since March 2004.

11.           Defendant Krish A. Prabhu (“Prabhu”) has served as a director of ADC since November 2008.

12.           Defendant John E. Rehfeld (“Rehfeld”) has served as a director of ADC since September 2004.

13.           Defendant David A. Roberts (“Roberts’) has served as a director of ADC since November 2008.

14.           Defendant Larry W. Wangberg (“Wangberg”) has served as a director of ADC since October 2001.

15.           Defendant John D. Wunsch (“Wunsch”) has served as a director of ADC since 1991.

16.           Defendants referenced in ¶¶ 6 through 15 are collectively referred to as “Individual Defendants” and/or the “ADC Board.” The Individual Defendants as officers and/or directors of ADC, have a fiduciary relationship with Plaintiff and other public shareholders of ADC and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

17.           By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiffs and the other public shareholders of ADC and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

18.           Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a breakup of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders. If such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the directors and/or officers may not take any action that:

a.     adversely affects the value provided to the corporation’s shareholders;

b.     favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c.     contractually prohibits them from complying with their fiduciary duties;

d.     will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

e.     will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

19.           In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of ADC, are obligated to refrain from:

a.     participating in any transaction where the directors or officers’ loyalties are divided;

b.     participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

c.     unjustly enriching themselves at the expense or to the detriment of the public shareholders.

20.           In a cash deal that results in a change of control, the directors bear the burden of establishing that they took all reasonable steps to maximize shareholder value before agreeing to the proposed transaction. The Individual Defendants here have not established that they have maximized shareholder value and indeed it appears that the Proposed Transaction undervalues ADC.

21.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiffs and other public shareholders of ADC.

CLASS ACTION ALLEGATIONS

22.           Plaintiffs bring this action pursuant to Minn. R. Civ. P. 23.01 on their own behalf and as a class action on behalf of all owners of ADC common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

23.           This action is properly maintainable as a class action for the following reasons:

a.     the Class is so numerous that joinder of all members is impracticable. As of May 3, 2010, ADC had approximately 97 million shares issued and outstanding;

b.     questions of law and fact are common to the Class, including, inter alia, the following:

i.      Have the Individual Defendants breached their fiduciary duties owed to Plaintiffs and the others members of the Class;

ii.     Are the Individual Defendants, in connection with the Proposed Transaction, pursuing a course of conduct that is in violation of their fiduciary duties;

iii.    Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

c.     Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature;

d.     Plaintiffs claims are typical of those of the other members of the Class;

e.     Plaintiff has no interests that are adverse to the Class;

f.                 the prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants;

g.              conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

The Company’s Positive Financial Results and Prospects

24.           ADC achieved very positive results for its second quarter ended April 2, 2010. Net sales for the second quarter rose 6.8%, to $274.0 million, compared to $256.6 million for the second quarter of fiscal 2009, and increased 3.2% compared to $265.6 million for the first quarter of 2010. Second quarter gross margin was 36.5% compared to a gross margin of 32.3% during the same quarter of last year and 34.7% in the previous quarter. The Company indicated that this margin improvement was driven primarily by the company’s successful, ongoing efforts to increase efficiency across its operating cost structure, higher volume and a slightly favorable product mix.

25.           Commenting on the Company’s second quarter results, Defendant Switz stated that:

We are pleased with ADC’s strong financial performance in the second quarter... Our results are highlighted by another quarter of expanding margins and sequential revenue growth. We continue to experience the bottom-line benefits of our on-going cost reduction initiatives and the implementation of process and production improvements across our operations. Moving forward, ADC is well positioned to take further advantage of our operating leverage as we realize the revenue acceleration expected during the second half of our fiscal year.

In addition to our second quarter revenue growth, we are seeing increased customer planning and proposal activity, indicating their intentions to renew next-generation network spending in significant ways. These investments, dedicated to deploying and upgrading FTTX and mobile networks, create growth opportunities for ADC’s high-performance fiber connectivity and wireless coverage and capacity solutions. Additionally, we expect to see continuing growth in the enterprise space where data center spending is rebounding, as well as in our professional services business which delivered another good quarter.

26.                In its second quarter earnings release, the Company also predicted to shareholders that net sales would increase considerably and that GAAP diluted earnings per share would be in a range of $.10 to $.20.

27.                The Company also had a strong first quarter of 2010. Announcing the results for its first quartered ended January 1, 2010, the Company touted GAAP earnings from continuing operations of $3.6 million, or $0.04 per share. First quarter gross margin was 34.7% compared to adjusted gross margins of 29.5% during the same quarter of last year and 34.4% in the previous quarter.

28.                Commenting on the Company’s first quarter results, Defendant Switz stated:

ADC’s strong first quarter results demonstrate the positive impact of our ongoing efforts to streamline operations... We delivered very good gross margins, managed operating expenses effectively in the face of what remains a challenging CAPEX-spending environment, and bolstered our already strong liquidity position. Based on these results, we’re pleased with the continued improvements in our financial performance and expect to demonstrate further progress as we move through fiscal 2010.

As we continue to realize the benefits of our improved operations, we expect to drive additional earnings power by maintaining our commitment to creating a more effective and efficient organization... We also are making strategic gains in the marketplace with our focus on the areas of greatest opportunity in fiber and wireless networks worldwide, exhibited in part by the strength of our business in China and a significant sequential increase in wireless sales in the first quarter.

The Merger Agreement

29.                Despite the positive forecasts, recent growth and successful streamlining efforts, on July 13, 2010, ADC announced that it had entered into a definitive merger agreement with Tyco. Under the terms of the Proposed Transaction, Tyco will acquire ADC by paying $12.75 per share in cash for each share of ADC common stock.

30.                It is essential to note that the ADC has continued to perform well and has continued to grow in spite of the global recession. Clearly, ADC’s value as an ongoing business is greater than the consideration to be paid in the Proposed Transaction. This is highlighted by the fact that at least one analyst has set a target price for ADC of $13 per share. As such, the Proposed Transaction is inadequate to ADC’s shareholders and represents a significant discount to the Company’s actual and intrinsic value.

The Defendants’ Conflicts of Interest

31.                A majority of the director defendants have clear and material conflicts of interest and are acting that appears to serve their own interests at the expense of the Company’s public shareholders. For example, certain non-employee directors hold stock options which will be exercisable and cashed out upon consummation of the merger.

32.                Specifically, according to the Company’s Definitive Proxy Statement filed on December 15, 2009, Defendant Boyle holds 50,723 stock options; Defendant Foret holds 20,564 stock options; Defendant Martin holds 16,696 stock options; Mr. Rehfeld holds 16,696 stock options; Defendant Spivey holds 16,696 stock options; Defendant Wangberg holds 34,945 stock options; and Defendant Wunsch holds 31,408 stock options.

33.                Based on the aforementioned, it is clear that a majority of the ADC Board suffers from debilitating conflicts of interest in considering the merger and will receive disproportionate benefits from its consummation compared to the public shareholders.

The Preclusive Deal Protection Devices

34.                The Proposed Transaction is fraught with onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will emerge for the Company.

35.                By way of example, §7.04 of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from seeking out any other strategic alternatives. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be Tyco.

36.                Pursuant to §7.04(a) of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Tyco of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, ADC must notify Tyco of the offer within 24 hours and give Tyco the identity of the party making the superior offer. This provision thus makes it essentially impossible for any other bids to emerge, and actively suppresses shareholder value by ensuring that shareholder value not only has not been maximized, but can never be maximized.

37.                In addition, the Merger Agreement provides that a termination fee of $38 million must be paid to Tyco if the Company decides to pursue said other offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

38.                Ultimately, the preclusive deal protection provisions illegally restrain the Company’s ability to engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions also foreclose any likely alternate bidder from providing the needed market check of Tyco’s inadequate offer price.

39.                Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIM FOR RELIEF

COUNT I
Breach of Fiduciary Duty
(Against All Individual Defendants)

40.                Plaintiff repeats all previous allegations as if set forth in full herein.

41.                As members of the Board, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of good faith, loyalty and care.

42.                As discussed herein, the Board has breached their fiduciary duties to ADC shareholders by failing to maximize shareholder value. Further, Defendants have failed to establish that they have taken all reasonable steps to maximize shareholder value.

43.                As Directors of ADC, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care.

44.                As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of ADC’s assets.

45.                Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

46.                Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A)          declaring this action to be a class action and certifying Plaintiff as Class Representative and his counsel as Class counsel;

(B)           enjoining, preliminarily and permanently, the Proposed Transaction until Defendants have cured their breaches of fiduciary duty;.

(C)           in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D)          directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)           awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F)           granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

LOCKRIDGE GRINDAL NAUEN P.L.L.P.

By:	/s/ Karen H. Riebel
Gregg M. Fishbein (No. 202009)
Karen H. Riebel (No. 219770)
100 Washington Avenue South, Suite 2200 Minneapolis, MN 55401-2159
Telephone: (612) 339-6900
Facsimile: (612) 339-0981

FINKELSTEIN THOMPSON LLP
Donald J. Enright
Elizabeth K. Tripodi
1050 30th Street, NW
Washington, DC 20007
Telephone: 202.337.8000
Facsimile: 202.337.8090

Attorneys for Plaintiff

ACKNOWLEDGMENT

The undersigned hereby acknowledges that costs, disbursements, and reasonable attorney and witness fees may be awarded pursuant to Minn. Stat. § 549.211. subd. 2 to the party against whom the allegations in this pleading are asserted.

Dated: July 16, 2010

/s/ Karen H. Riebel
Karen H. Riebel